Exhibit 99.1

Jianpu Technology Inc. Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

Beijing, March 21, 2023 -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for the discovery and recommendation of financial products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Operational and Financial Highlights:

•	Total revenues from recommendation services for the fourth quarter of 2022 increased by 8.5% to RMB171.3 million (US$24.8 million) from RMB157.9 million in the same period of 2021, primarily driven by the increase in revenue from loan recommendation services, partially offset by the slight decrease in revenue from credit card recommendation services. The number of loan applications and average fee per loan application for loan recommendation services increased by 7.6% to approximately 4.5 million and 31.7% to RMB13.9 (US$2.0) in the fourth quarter of 2022, respectively, from the same period of 2021.
•	Revenues from big data and system-based risk management services decreased by 20.8% to RMB28.9 million (US$4.2 million) in the fourth quarter of 2022 from RMB36.5 million in the same period of 2021. The decrease was mainly attributable to the impact of COVID-19 on our cooperation with customers and product adjustments.
•	Revenues from marketing and other services[1] decreased by 11.9% to RMB48.0 million (US$7.0 million) in the fourth quarter of 2022 from RMB54.5 million in the same period of 2021,mainly attributable to the decrease of other new business initiatives.
•	Loss from operations was RMB29.6 million (US$4.3 million) in the fourth quarter of 2022, compared with RMB61.2 million in the same period of 2021. Operating loss margin was 11.9% in the fourth quarter of 2022, compared with 24.6% in the same period of 2021. The improvement in loss from operations was mainly attributable to the Company’s continued efforts in efficiency improvement and cost optimization.
•	Net loss was RMB20.2 million (US$2.9 million) in the fourth quarter of 2022, compared with RMB48.3 million in the same period of 2021. Net loss margin was 8.1% in the fourth quarter of 2022, compared with 19.4% in the same period of 2021.
•	Non-GAAP adjusted net loss[2] was RMB27.9 million (US$4.0 million) in the fourth quarter of 2022, compared with non-GAAP adjusted net loss[2] of RMB45.9 million in the same period of 2021. Non-GAAP adjusted net loss margin[2] was 11.2% in the fourth quarter of 2022, compared with 18.4% in the same period of 2021.

1 Starting from the fourth quarter of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative periods to conform to the current classification.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non- GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

Fiscal Year 2022 Operational and Financial Highlights:

•	The credit card volume and number of loan applications for recommendation services increased by 12.7% to approximately 4.2 million and 30.1% to approximately 17.7 million, and the average fee per credit card and loan application increased by 3.4% to RMB113.6 (US$16.5) and 27.8% to RMB14.6 (US$2.1), respectively, in the fiscal year of 2022 compared with 2021. As a result, total revenues from recommendation services for the fiscal year of 2022 increased by 27.2% to RMB731.7 million (US$106.1 million) from RMB575.2 million in 2021.
•	Revenues from big data and system-based risk management services decreased by 25.7% to RMB96.9 million (US$14.1 million) in the fiscal year of 2022 from RMB130.4 million in 2021. The decrease was mainly attributable to the impact of COVID-19 on our cooperation with customers and product adjustments.
•	Revenues from marketing and other services[1] increased by 62.0% to RMB161.0 million (US$23.3 million) in the fiscal year of 2022 from RMB99.4 million in 2021. The increase was mainly attributable to the growth of insurance brokerage services and other new business initiatives.
•	Loss from operations was RMB152.0 million (US$22.0 million) in the fiscal year of 2022, compared with RMB258.5 million in 2021. Operating loss margin was 15.4% in the fiscal year of 2022, compared with 32.1% in 2021. The improvement of loss from operations was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization.
•	Net loss was RMB134.3 million (US$19.5 million) in the fiscal year of 2022, compared with RMB204.1 million in 2021. Net loss margin was 13.6% in the fiscal year of 2022, compared with 25.4% in 2021.
•	Non-GAAP adjusted net loss[2] was RMB120.2 million (US$17.4 million) in the fiscal year of 2022, compared with Non-GAAP adjusted net loss[2] of RMB186.7 million in 2021. Non-GAAP adjusted net loss margin[2] was 12.1% in the fiscal year of 2022, compared with 23.2% in 2021.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “Looking back on the year of 2022, despite the challenging economic environment, we weathered the storm and achieved sound business growth overall. Although our growth was hindered in the fourth quarter, which was one of the toughest quarters in the last few years, we recorded solid revenue growth of 22.9% on a full year basis. These defiant results were primarily driven by our preemptive measures to shore up our businesses and enhance our market leading position. We continued to differentiate ourselves by leveraging our unique asset-light platform model in the marketplace and consequently achieved both growth and efficiency gain on a full-year basis.”

1 Starting from the fourth quarter of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative periods to conform to the current classification.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non- GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

“We remain committed to our vision of ‘Becoming everyone’s financial partner’ and empowering the digital transformation of financial industry, as well as other adjacent categories. Despite some uncertainties at this early stage of China’s reopening, we are more optimistic about our performance in the longer term. The improving economic conditions, alongside disruptive trends in artificial intelligence such as ChatGPT, should open up new opportunities to facilitate the digital transformation of the economy and benefit inclusive finance for small and micro enterprises. We believe our industry-leading position, advanced technology, and sound execution should generate sustainable value creation for our shareholders,” concluded Mr. Ye.

“Our overall 2022 results highlight our relentless efforts to maintain a balanced and diversified revenue structure, improve operating efficiency and execute disciplined cost optimization measures. In 2022, revenues from recommendation services increased by 27.2%, while revenues from our new business initiatives, i.e. marketing and other services, were up 62.0%. Our ROI3 improved by 9 percentage points in the full year of 2022. Driven by our productivity improvement, as well as continued cost structure optimization, our non-GAAP adjusted net loss2 reduced significantly by 35.6% year-over-year to RMB120.2 million (US$17.4 million) in 2022,” said Oscar Chen, Chief Financial Officer of Jianpu.

Fourth Quarter 2022 Financial Results

Total revenues for the fourth quarter of 2022 were RMB248.3 million (US$36.0 million), compared with RMB248.9 million in the same period of 2021.

Total revenues from recommendation services increased by 8.5% to RMB171.3 million (US$24.8 million) in the fourth quarter of 2022 from RMB157.9 million in the same period of 2021.

Revenues from recommendation services for credit cards decreased by 3.5% to RMB108.4 million (US$15.7 million) in the fourth quarter of 2022 from RMB112.3 million in the same period of 2021. Credit card volume slightly decreased year over year by 5.5% to approximately 1.0 million in the fourth quarter of 2022. The average fee per credit card were RMB113.0 (US$16.4) in the fourth quarter of 2022 and RMB110.6 in the same period of 2021, respectively.

Revenues from recommendation services for loans increased by 37.9% to RMB62.9 million (US$9.1 million) in the fourth quarter of 2022 from RMB45.6 million in the same period of 2021. The number of loan applications was approximately 4.5 million in the fourth quarter of 2022, representing a 7.6% increase from that in the same period of 2021. The average fee per loan application increased by 31.7% to RMB13.9 (US$2.0) in the fourth quarter of 2022 from RMB10.5 in the same period of 2021, resulting from a more optimized product mix.

3 ROI is calculated as revenues of recommendation services and marketing and other services divided by cost of promotion and acquisition.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non- GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

Revenues from big data and system-based risk management services decreased by 20.8% to RMB28.9 million (US$4.2 million) in the fourth quarter of 2022 from RMB36.5 million in the same period of 2021. The decrease was mainly attributable to the impact of COVID-19 on our cooperation with customers and product adjustments.

Revenues from marketing and other services1 decreased by 11.9% to RMB48.0 million (US$7.0 million) in the fourth quarter of 2022 from RMB54.5 million in the same period of 2021, primarily due to the decrease of the Company’s other new business initiatives under the COVID-19 impact.

Cost of promotion and acquisition decreased by 8.2% to RMB171.8 million (US$24.9 million) in the fourth quarter of 2022 from RMB187.2 million in the same period of 2021. The decrease was primarily in line with the decrease in the Company’s revenues from credit card recommendation services and marketing and other services.

Cost of operation decreased by 4.0% to RMB24.1 million (US$3.5 million) in the fourth quarter of 2022 from RMB25.1 million in the same period of 2021. The decrease was primarily attributable to decreases in software development and maintenance costs related to the big data and system-based risk management services and depreciation expenses, partially offset by an increase in call center outsourcing costs.

Sales and marketing expenses decreased by 6.0% to RMB32.7 million (US$4.7 million) in the fourth quarter of 2022 from RMB34.8 million in the same period of 2021. The decrease was primarily due to decreases in payroll expenses, entertainment expenses and professional fees resulting from the Company’s continued efforts in cost optimization, partially offset by an increase in client service-related expenses.

Research and development expenses decreased by 12.9% to RMB26.3 million (US$3.8 million) in the fourth quarter of 2022 from RMB30.2 million in the same period of 2021, primarily due to a decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization, partially offset by an increase in professional fee.

General and administrative expenses decreased by 29.9% to RMB23.0 million (US$3.3 million) in the fourth quarter of 2022 from RMB32.8 million in the same period of 2021, primarily due to decreases in payroll expenses and professional fees resulting from the Company’s continued efforts in cost optimization as well as share-based compensation expenses.

Loss from operations was RMB29.6 million (US$4.3 million) in the fourth quarter of 2022, compared with RMB61.2 million in the same period of 2021. Operating loss margin was 11.9% in the fourth quarter of 2022, compared with 24.6% in the same period of 2021. The decrease in operating loss was mainly attributable to the Company’s continued efforts in efficiency improvement and cost optimization.

1 Starting from the fourth quarter of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative periods to conform to the current classification.

Others, net represented a gain of RMB8.9 million (US$1.3 million) in the fourth quarter of 2022, decreased by 36.4% from RMB14.0 million in the same period of 2021. The Company recognized an investment gain of RMB17.0 million resulting from the deconsolidation of one of its subsidiaries4 in the second quarter of 2022 and an impairment loss of RMB9.1 million on investments; while the Company recognized a realized investment gain of RMB10.9 million from the investment in Conflux Global, a decentralized applications block-chain solution provider, in the same period of 2021.

Net loss was RMB20.2 million (US$2.9 million) in the fourth quarter of 2022 compared with RMB48.3 million in the same period of 2021. Net loss margin was 8.1% in the fourth quarter of 2022, compared with 19.4% in the same period of 2021.

Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments was RMB27.9 million (US$4.0 million) in the fourth quarter of 2022, compared with RMB45.9 million in the same period of 2021. Non-GAAP adjusted net loss margin2 was 11.2% in the fourth quarter of 2022 compared with 18.4% in the same period of 2021.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the fourth quarter of 2022 was a loss of RMB27.8 million (US$4.0 million), compared with a loss of RMB42.5 million in the same period of 2021.

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over the Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non- GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and time deposits of RMB684.2 million (US$99.2 million), and working capital of approximately RMB371.3 million (US$53.8 million). Compared to those as of December 31, 2021, cash and cash equivalents, restricted cash and time deposits decreased by RMB32.6 million, which was primarily attributable to net cash used in operating activities, partially offset by net cash inflow from financing activities. Besides, time deposits and short-term investment were RMB 46.0 million and nil as of December 31, 2021 and December 31, 2022, respectively. The balance as of December 31, 2021 primarily belonged to one of the Company’s subsidiaries. The decrease of time deposits and short-term investment was mainly attributable to the deconsolidation of this subsidiary4.

Fiscal Year 2022 Financial Results

Total revenues for the fiscal year of 2022 increased by 22.9% to RMB989.7 million (US$143.5 million) from RMB805.0 million in the prior year.

Total revenues from recommendation services increased by 27.2% to RMB731.7 million (US$106.1 million) in the fiscal year of 2022 from RMB575.2 million in the prior year.

Revenues from recommendation services for credit cards increased by 16.2% to RMB473.7 million (US$68.7 million) in the fiscal year of 2022 from RMB407.8 million in the prior year. Credit card volume in the fiscal year of 2022 increased by 12.7% to approximately 4.2 million from 3.7 million in the prior year. The average fee per credit card were RMB113.6 (US$16.5) in the fiscal year of 2022 and RMB109.8 in the prior year, respectively.

Revenues from recommendation services for loans increased by 54.1% to RMB258.1 million (US$37.4 million) in the fiscal year of 2022 from RMB167.5 million in the prior year, primarily due to the increase in both the number of loan applications on our domestic platform and average fee per loan application, partially offset by less contribution of loan recommendation revenue generated from overseas markets. The number of loan applications was approximately 17.7 million in the fiscal year of 2022, representing a 30.1% increase from that in the prior year. The average fee per loan application increased to RMB14.6 (US$2.1) in the fiscal year of 2022 from RMB11.4 in the prior year.

Revenues from big data and system-based risk management services decreased by 25.7% to RMB96.9 million (US$14.1 million) in the fiscal year of 2022 from RMB130.4 million in the prior year, primarily due to the COVID-19 impact on our cooperation with customers as well as product adjustments.

Revenues from marketing and other services1 increased by 62.0% to RMB161.0 million (US$23.3 million) in the fiscal year of 2022 from RMB99.4 million in the prior year, primarily due to the growth of the Company’s insurance brokerage services and other new business initiatives.

Cost of promotion and acquisition increased by 23.3% to RMB693.3 million (US$100.5 million) in the fiscal year of 2022 from RMB562.1 million in the prior year. The increase was in line with the growth of the Company’s revenues from recommendation services and marketing and other services.

Cost of operation decreased by 4.5% to RMB84.0 million (US$12.2 million) in the fiscal year of 2022 from RMB88.0 million in the prior year. The decrease was primarily attributable to decreases in payroll costs and depreciation expenses, partially offset by an increase in call center outsourcing costs.

Sales and marketing expenses decreased by 6.4% to RMB134.3 million (US$19.5 million) in the fiscal year of 2022 from RMB143.5 million in the prior year. The decrease was primarily due to decreases in payroll expenses, rental expenses and traveling expenses resulting from our continued efforts in cost optimization, partially offset by an increase in client service-related expenses.

Research and development expenses decreased by 13.9% to RMB114.0 million (US$16.5 million) in the fiscal year of 2022 from RMB132.4 million in the prior year, primarily due to a decrease in payroll expenses resulting from our continued efforts in cost optimization.

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over the Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

1 Starting from the fourth quarter of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative periods to conform to the current classification.

General and administrative expenses decreased by 25.2% to RMB102.8 million (US$14.9 million) in the fiscal year of 2022 from RMB137.5 million in the prior year, primarily due to decreases in professional fees, share-based compensation expenses and payroll costs resulting from our continued efforts in cost optimization, partially offset by an increase in credit loss expenses.

Impairment of goodwill and intangible assets was RMB13.3 million (US$1.9 million) in the fiscal year of 2022, which was the impairment of the goodwill and intangible assets of an acquired subsidiary, Newsky Wisdom Treasure (Beijing) Co., Ltd. There was no such impairment loss in the prior year.

Loss from operations was RMB152.0 million (US$22.0 million) in the fiscal year of 2022, compared with RMB258.5 million in the prior year. Operating loss margin was 15.4% in the fiscal year of 2022, compared with 32.1% in the prior year. The decrease in operating loss was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization, partially offset by the impairment of goodwill and intangible assets.

Others, net represented a gain of RMB20.6 million (US$3.0 million) in the fiscal year of 2022, decreased by 64.5% from RMB58.0 million in the prior year. The Company recognized a gain from tax benefit for value-added tax of RMB12.0 million, an investment gain of RMB23.1 million resulting from the deconsolidation of one of its subsidiaries4 and an impairment loss of RMB17.8 million on investments in the fiscal year of 2022; while the Company recognized a realized investment gain of RMB51.2 million from the investment in Conflux Global, a decentralized applications block-chain solution provider, in the prior year.

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over the Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

Net loss was RMB134.3 million (US$19.5 million) in the fiscal year of 2022 compared with RMB204.1 million in the prior year. Net loss margin was 13.6% in the fiscal year of 2022 compared with 25.4% in the prior year.

Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments, was RMB120.2 million (US$17.4 million) in the fiscal year of 2022, compared with RMB186.7 million in the prior year. Non-GAAP adjusted net loss margin2 was 12.1% in the fiscal year of 2022 compared with 23.2% in the prior year.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the fiscal year of 2022 was a loss of RMB112.4 million (US$16.3 million), compared with a loss of RMB172.0 million in the prior year.

Subsequent Events

Deposits with Silicon Valley Bank

The Company is aware that Silicon Valley Bank (“SVB”) was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. To protect insured depositors, the FDIC created the Deposit Insurance National Bank of Santa Clara. According to the FDIC press release, the FDIC as receiver will retain all the assets from SVB for later disposition. On March 12, 2023, the FDIC, Board of Governors of the Federal Reserve System and the Department of the Treasury of the United States issued a joint statement addressing the failure of SVB. The joint statement indicates that the FDIC will provide direct protection of 100% of the deposits that depositors held at SVB, including the uninsured amounts, and that depositors will have access to all of their funds as of March 13, 2023.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non- GAAP adjustments. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

As of December 31,2022, the Company had a cash deposit of US$3.3 million with SVB US Branch, representing approximately 3.4% of the Company's total cash and cash equivalents and restricted cash and time deposit as of December 31, 2022. As of March 13, 2023, the Company has a cash deposit of US$2.4 million with SVB US Branch. The rest of the Company’s cash and cash equivalents and restricted cash and time deposit is distributed across multiple large financial institutions. The Company’s funds with SVB are largely uninsured.

The Company maintains a strong cash position. Notwithstanding the closure of SVB, the Company continues to believe that its existing cash and cash equivalent balance will be sufficient to meet its working capital, capital expenditures, and material cash requirements from known contractual obligations for the next twelve months and beyond. There is no disruption to the normal business operation of the Company.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 21, 2023 (8:00 PM Beijing/Hong Kong Time on March 21, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 28, 2023, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	3549844

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user’s particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses, investment impairment loss, impairment of goodwill and intangible assets, investment gain of deconsolidation of subsidiaries and tax effects of above Non-GAAP adjustments.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR) Oscar Chen, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen Advisory

Suri Cheng, E-mail: suri.cheng@christensencomms.com

Tel: +86 185 0060 8364

Crystal Lai, E-mail: crystal.lai@christensencomms.com

Tel: +852 2232 3907

In US:

Christensen Advisory

Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
(In thousands)	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	444,933	346,539	50,243
Time deposits	10,000	-	-
Restricted time deposits	234,601	297,634	43,153
Short-term investment	35,950	-	-
Accounts receivable, net (including amounts billed through related party of RMB4,359 and nil as of December 31, 2021 and December 31, 2022, respectively)	175,165	189,665	27,499
Amount due from related parties	140	153	22
Prepayments and other current assets	53,466	46,537	6,747
Total current assets	954,255	880,528	127,664
Non-current assets:
Property and equipment, net	12,617	12,578	1,824
Intangible assets, net	21,675	18,339	2,659
Goodwill	10,236	-	-
Restricted cash and time deposits	37,266	40,059	5,808
Other non-current assets	33,873	10,758	1,560
Total non-current assets	115,667	81,734	11,851
Total assets	1,069,922	962,262	139,515

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	181,853	253,481	36,751
Accounts payable (including amounts billed through related party of RMB2,384 and RMB5,652 as of December 31,2021 and December 31, 2022, respectively)	103,782	96,729	14,024
Advances from customers	47,221	46,920	6,803
Tax payable	14,670	9,662	1,401
Amount due to related parties	29,270	13,534	1,962
Accrued expenses and other current liabilities	152,521	88,871	12,885
Total current liabilities	529,317	509,197	73,826
Non-current liabilities:
Deferred tax liabilities	4,549	3,644	528
Other non-current liabilities	13,604	13,096	1,900
Total non-current liabilities	18,153	16,740	2,428
Total liabilities	547,470	525,937	76,254
Mezzanine equity:
Redeemable noncontrolling interest	1,689	-	-
Shareholders’ equity:
Ordinary shares	286	286	41
Treasury stock, at cost	(88,130)	(77,499)	(11,236)
Additional paid-in capital	1,902,587	1,891,266	274,208
Accumulated losses	(1,299,846)	(1,424,153)	(206,483)
Statutory reserves	2,027	2,027	294
Accumulated other comprehensive (loss)/income	(15,419)	37,941	5,501
Total Jianpu’s shareholders’ equity	501,505	429,868	62,325
Noncontrolling interests	19,258	6,457	936
Total shareholders’ equity	520,763	436,325	63,261
Total liabilities, mezzanine equity and shareholders’ equity	1,069,922	962,262	139,515

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number	For the Three Months Ended December 31,			For the Year Ended December 31,
of shares and per share data)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	45,640	62,883	9,117	167,483	258,069	37,416
Credit cards	112,267	108,444	15,723	407,759	473,673	68,676
Total recommendation services	157,907	171,327	24,840	575,242	731,742	106,092
Big data and system-based risk management services [b]	36,467	28,917	4,193	130,408	96,917	14,052
Marketing and other services 1[b]	54,489	48,014	6,961	99,397	161,016	23,345
Total revenues	248,863	248,258	35,994	805,047	989,675	143,489
Costs and expenses:
Cost of promotion and acquisition [c]	(187,223)	(171,784)	(24,906)	(562,081)	(693,272)	(100,515)
Cost of operation [d]	(25,103)	(24,102)	(3,494)	(88,049)	(83,995)	(12,178)
Total cost of services	(212,326)	(195,886)	(28,400)	(650,130)	(777,267)	(112,693)
Sales and marketing expenses [e]	(34,770)	(32,747)	(4,748)	(143,460)	(134,308)	(19,473)
Research and development expenses [e]	(30,176)	(26,280)	(3,810)	(132,427)	(113,965)	(16,523)
General and administrative expenses	(32,825)	(22,956)	(3,328)	(137,533)	(102,831)	(14,909)
Impairment of goodwill and intangible assets	-	-	-	-	(13,327)	(1,932)
Loss from operations	(61,234)	(29,611)	(4,292)	(258,503)	(152,023)	(22,041)
Net interest expenses	(1,171)	398	58	(4,193)	(3,724)	(540)
Others, net	13,978	8,935	1,295	58,020	20,578	2,984
Loss before income tax	(48,427)	(20,278)	(2,939)	(204,676)	(135,169)	(19,597)
Income tax benefits	143	81	12	582	918	133
Net loss	(48,284)	(20,197)	(2,927)	(204,094)	(134,251)	(19,464)
Less: net income/ (loss) attributable to noncontrolling interests	(916)	24	3	(4,309)	(9,944)	(1,442)
Net loss attributable to Jianpu Technology Inc.	(47,368)	(20,221)	(2,930)	(199,785)	(124,307)	(18,022)
Accretion of mezzanine equity	-	1,387	201	-	(7,353)	(1,066)
Net loss attributable to Jianpu’s shareholders	(47,368)	(18,834)	(2,729)	(199,785)	(131,660)	(19,088)

Other comprehensive income/(loss), net
Foreign currency translation adjustments	(12,585)	(9,713)	(1,408)	(16,453)	53,349	7,735
Total other comprehensive income/ (loss)	(12,585)	(9,713)	(1,408)	(16,453)	53,349	7,735
Total comprehensive loss	(60,869)	(29,910)	(4,335)	(220,547)	(80,902)	(11,729)
Less: total comprehensive loss attributable to noncontrolling interests	(1,579)	(137)	(20)	(4,341)	(9,955)	(1,443)
Total comprehensive loss attributable to Jianpu Technology Inc.	(59,290)	(29,773)	(4,315)	(216,206)	(70,947)	(10,286)
Accretion of mezzanine equity	-	1,387	201	-	(7,353)	(1,066)
Total comprehensive loss attributable to Jianpu’s shareholders	(59,290)	(28,386)	(4,114)	(216,206)	(78,300)	(11,352)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.11)	(0.04)	(0.01)	(0.47)	(0.31)	(0.05)
Diluted	(0.11)	(0.04)	(0.01)	(0.47)	(0.31)	(0.05)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(2.24)	(0.89)	(0.13)	(9.43)	(6.21)	(0.90)
Diluted	(2.24)	(0.89)	(0.13)	(9.43)	(6.21)	(0.90)
Weighted average number of shares
Basic	423,677,480	424,432,329	424,432,329	423,661,496	424,031,623	424,031,623
Diluted	423,677,480	424,432,329	424,432,329	423,661,496	424,031,623	424,031,623

1 Starting from the fourth quarter of 2022, we updated the description of our revenue stream advertising, marketing and other services as marketing and other services, to provide more relevant and clear information. We also updated the revenue description in comparative periods to conform to the current classification.

[a] Including revenues from related party of RMB85 and RMB487 for the three months ended December 31, 2021 and 2022, respectively, and RMB488 and RMB903 for the year ended December 31, 2021 and 2022, respectively.

[b] Including revenues from related party of RMB795 and RMB985 for the three months ended December 31, 2021 and 2022, respectively, and RMB4,282 and RMB4,803 for the year ended December 31, 2021 and 2022, respectively.

[c] Including cost of promotion and acquisition from related party of nil and RMB22 for the three months ended December 31, 2021 and 2022, respectively, and nil and RMB207 for the year ended December 31, 2021 and 2022, respectively.

[d] Including cost of operation from related party of RMB116 and RMB103 for the three months ended December 31, 2021 and 2022, respectively, and RMB883 and RMB386 for the year ended December 31, 2021 and 2022, respectively.

[e] Including expenses from related party of RMB697 and RMB347 for the three months ended December 31, 2021 and 2022, respectively, and RMB809 and RMB871 for the year ended December 31, 2021 and 2022, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(48,284)	(20,197)	(2,927)	(204,094)	(134,251)	(19,464)
Add: Share-based compensation expenses	2,386	182	26	17,357	6,578	954
Investment impairment loss	-	9,082	1,317	-	17,798	2,580
Impairment of goodwill and intangible assets	-	-	-	-	13,327	1,932
Investment gain of deconsolidation of subsidiaries[4]	-	(17,000)	(2,465)	-	(23,149)	(3,356)
Tax effects on Non-GAAP adjustments[6]	-	-	-	-	(464)	(67)
Non-GAAP adjusted net loss	(45,898)	(27,933)	(4,049)	(186,737)	(120,161)	(17,421)
Add: Depreciation and amortization	2,405	651	94	11,112	4,457	646
Net interest expenses	1,171	(398)	(58)	4,193	3,724	540
Income tax benefits	(143)	(81)	(12)	(582)	(454)	(66)
Non-GAAP adjusted EBITDA	(42,465)	(27,761)	(4,025)	(172,014)	(112,434)	(16,301)

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over the Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

6 Tax effects on Non-GAAP adjustments was tax effects relating to the impairment of intangible assets.